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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                OHM Corporation
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock $.10 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  670839 10 9
        _______________________________________________________________
                                (CUSIP Number)

                                   See below
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 30, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Herbert A. Getz, Secretary                Thomas A. Witt, Secretary
WMX Technologies, Inc.                    Chemical Waste Management, Inc.
3003 Butterfield Road                     3003 Butterfield Road
Oak Brook, Illinois 60521                 Oak Brook, Illinois 60521
(708) 572-8840                            (708) 218-1671

Stephen P. Stanczak, Secretary
Rust Holding Company Inc.
Rust International Inc.
3003 Butterfield Road
Oak Brook, Illinois 60521
(708) 572-8849

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 670839 10 9                                    PAGE 2 OF 26 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WMX Technologies, Inc.
      IRS Identification No. 36-266073
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            10,368,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,368,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    10,368,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    38%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 670839 10 9                                    PAGE 3 OF 26 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Chemical Waste Management, Inc.
      IRS Identification No. 36-2989152
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,668,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,668,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    9,668,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    37%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 670839 10 9                                    PAGE 4 OF 26 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rust Holding Company Inc.
      IRS Identification No. 36-4021637
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,668,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,668,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    9,668,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    37%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 670839 10 9                                    PAGE 5 OF 26 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rust International Inc.
      IRS Identification No. 63-1081055
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,668,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,668,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    9,668,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    37%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         -------------------

     The class of equity securities to which this Statement relates is the common stock, $.10 par value (the "Common Stock") of OHM Corporation, an Ohio corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16406 U.S. Route 224 East, Findlay, Ohio 45840.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This statement is being filed jointly by WMX Technologies, Inc., a Delaware corporation ("WMX"), by WMX's wholly-owned subsidiary, Chemical Waste Management, Inc., a Delaware corporation ("CWM"), by CWM's 58%-owned subsidiary, Rust Holding Company Inc., a Delaware corporation ("Rust Holding"), and by Rust Holding's 96%-owned subsidiary, Rust International Inc., a Delaware corporation ("Rust"). The principal business and principal executive offices of WMX, CWM and Rust Holding are located at 3003 Butterfield Road, Oak Brook, Illinois 60521. The principal business and principal executive offices of Rust are located at 100 Corporate Parkway, Birmingham, Alabama 35242.

     Executive Officers and Directors of WMX, CWM, Rust Holding and Rust. The name, business address, present principal occupation and citizenship of each executive officer and director of WMX, CWM, Rust Holding and Rust are set forth in Appendices A, B, C and D hereto, which are incorporated herein by reference.

     During the last five years, neither WMX, CWM, Rust Holding nor Rust, nor, to the best knowledge of WMX, CWM, Rust Holding or Rust, any of their respective executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     WMX, CWM, Rust Holding and Rust beneficially acquired 9,668,000 shares of Common Stock (the "Shares") on May 30, 1995 pursuant to the terms of an Agreement and Plan of Reorganization that was entered into on December 5, 1994 and amended on May 4, 1995 by and among Rust, several wholly-owned Rust subsidiaries and the Issuer (the "Reorganization Agreement") (Exhibit 1 hereto). Pursuant to the Reorganization Agreement, Rust Environmental Inc., a wholly-owned subsidiary of Rust ("REI"), merged with and into a subsidiary of the Issuer as a result of which the Issuer acquired substantially all of the assets and certain of the liabilities comprising the environmental remediation services businesses conducted by Rust (the "Merger"). In the Merger, the outstanding shares of REI were converted into the Shares. The Reorganization Agreement and the Merger are described in detail in the Issuer's Proxy Statement dated May 10, 1995 (the "OHM Proxy Statement") under the heading "The Reorganization Agreement," which section is incorporated herein by reference (Exhibit 2 hereto).

     In addition, the Issuer has issued to WMX a warrant (the "Warrant") (Exhibit 3 hereto) exercisable for five years, to purchase 700,000 shares of Common Stock at $15.00 per share (the "Warrant Shares") in connection with a guarantee agreement (the "Guarantee Agreement") (Exhibit 4 hereto) between the Issuer and WMX. The Guarantee Agreement provides that in exchange for the Warrant, WMX will guarantee the indebtedness of the Issuer and/or its subsidiaries in an amount not to exceed the Guarantee Amount, which on the date of the Merger was $62,000,000, but may be increased from time to time, all as set forth in Exhibit 4 hereto and described under the caption "The Reorganization Agreement - The Guarantee Agreement" in the OHM Proxy Statement, which section is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

     As noted above, WMX, CWM, Rust Holding and Rust acquired their beneficial ownership of the Shares (and WMX acquired its beneficial ownership of the Warrant Shares) in connection with the Merger consummated pursuant to the Reorganization Agreement. In addition, in connection with the transactions contemplated by the Reorganization Agreement, the Issuer, WMX and Rust have entered into a Standstill and Non-Competition Agreement (the "Standstill Agreement") (Exhibit 5 hereto) to provide for certain arrangements with respect to the ownership and voting of Common Stock by WMX, Rust and their respective affiliates (the "WMX Group"), including an aggregate ownership limit of 40% of the Common Stock, or such lesser percentage as may exist from time to time as a result of voluntary dispositions by the WMX Group. The Standstill Agreement further provides that, following the Merger, three nominees designated by the WMX Group will be filled by the Issuer's Board. The Standstill Agreement is more fully described below under Item 6.

     Also as noted above, WMX has the right to acquire the Warrant Shares pursuant to the terms of the Warrant. The Warrant provides, among other things, that the acquisition by WMX of any of the Warrant Shares upon exercise of all or any portion of the Warrant is subject to the ownership limitation on the WMX Group set forth in the Standstill Agreement, as described above and under Item 6 hereof.

     WMX, CWM, Rust Holding and Rust intend to hold the Shares for investment subject to the terms of the Guarantee Agreement and the Standstill Agreement and have no current intention to increase or decrease their ownership interest in OHM. WMX reserves the right, however, to exercise the Warrant from time to time as market conditions dictate, thereby acquiring the Warrant Shares subject to the terms of the Warrant and the Guarantee Agreement.

     Except as otherwise indicated in this Item 4, neither WMX, CWM, Rust Holding nor Rust, nor any person named in Appendices A, B, C or D hereto, in his or her capacity as an officer or director of WMX, CWM, Rust Holding or Rust has any present plans or proposals with respect to the Issuer that relate to or that could result in the occurrence of any of the events set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER
         --------------------------------

     (a) WMX beneficially owns a total of 10,368,000 shares of Common Stock, and CWM, Rust Holding and Rust beneficially own a total of 9,668,000 shares of Common Stock, representing (assuming in the case of WMX that the Warrant Shares have been issued and are outstanding) approximately 38% and 37%, respectively, of the total number of such shares outstanding, as reflected in the Proxy Statement. Information regarding beneficial ownership of shares of Common Stock by directors and executive officers of WMX, CWM, Rust Holding and Rust is set forth in Appendices E, F, G and H hereto, which information is incorporated herein by references.

     (b) WMX, CWM, Rust Holding and Rust have shared voting and investment power over the Shares. WMX has sole voting investment power over the Warrant Shares. Except as set forth in Appendices E, F, G and H, each of the persons referred in the second sentence of paragraph (a) above has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock beneficially owned by such person.

     (c) Except for the acquisition of the Shares described above in Item 3, during the past 60 days, neither WMX, CWM, Rust Holding nor Rust, nor, to the best knowledge of WMX, CWM, Rust Holding nor Rust, any of their respective directors or executive officers has effected any transaction in Common Stock.

     (d) Except as set forth in Appendices E, F, G and H, no person other than the persons named in paragraph (a) above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him or it.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ---------------------------------------------------------------------

     As noted above under Item 3, in connection with the transactions contemplated by the Reorganization Agreement, the Issuer, WMX and Rust entered into the Standstill Agreement which provides that no member of the WMX Group will acquire any of the Common Stock or any of the Issuer's other securities entitled to vote generally for the election of directors, in each case now or hereinafter outstanding (the "Voting Securities"), other than (i) pursuant to the Reorganization Agreement, (ii) pursuant to exercise of the Warrant, or (iii) in acquisitions, including exercise of the Warrant, that do not result in the aggregate ownership by the WMX Group of more than 40% of the Company's Voting Securities, or such lesser percentage as may exist from time to time as the result of voluntary dispositions by the WMX Group (the "Ownership Limit").

     Pursuant to the Standstill Agreement, no member of the WMX Group shall acquire Voting Securities which would result in the WMX Group owning Voting Securities beyond the Ownership Limit unless the acquisition is (i) made pursuant to an offer for all of the Issuer's outstanding Voting Securities at the same price, and (ii) is approved by either the Issuer's independent directors or the Issuer's shareholders, other than the WMX Group and certain other shareholders, pursuant to the Control Share Acquisition provisions of the Issuer's Amended and Restated Articles of Incorporation. The Standstill Agreement also provides that if the WMX Group's ownership level falls below 20% of the outstanding Voting Securities, the WMX Group shall have an option to purchase from the Issuer sufficient Voting Securities at fair market value to raise its ownership to not more than 21% of the outstanding Voting Securities. The WMX Group, pursuant to the Standstill Agreement, agreed, among other things, not to solicit proxies in opposition to any matter recommended by a majority of the Issuer's directors not representing Rust (the "Non-Rust Directors"), or to solicit a tender offer or business combination.

     As noted above, the number of members of the Board of Directors of the Issuer was increased from six to nine members immediately following the Merger, thereby creating three vacancies on the Board which were filled with three designees of Rust. Thereafter, as long as the WMX Group owns at least 20% of the Voting Securities, the Issuer will include as nominees to the Board a number of Rust designees proportionate to the WMX Group's ownership interest (to the lowest corresponding whole directorship). Furthermore, so long as the WMX Group owns at least 20% of the outstanding Voting Securities, WMX shall take all actions in its control to include at least three independent directors on the Issuer's Board. The Standstill Agreement provides that the WMX Group shall vote its Common Stock for the Issuer's nominees to the Board of Directors selected by a majority of the Non-Rust Directors. The WMX Group shall vote on all other matters (i) in accordance with the recommendations of the majority of the Non-Rust Directors or (ii) if no recommendation is made, in the same proportion as other stockholders of the Issuer shall vote.

     Also as noted above in Items 3 and 4 hereof, WMX has agreed pursuant to the Guarantee Agreement (Exhibit 4 hereto) that, in exchange for the Warrant, WMX shall guarantee indebtedness of the Issuer and/or its subsidiaries in an amount not to exceed the Guarantee Amount, which, shall initially be $62,000,000, but may be increased from time to time by an amount equal to $13,000,000 multiplied by a fraction, (i) the numerator of which is the number of shares of Common Stock purchased by WMX or its affiliates upon exercise of all or any part of the Warrant, or if WMX sells, assigns or transfers the Warrant, or a portion thereof, to any person other than any affiliate, the number of shares of Common Stock underlying the Warrant, or portion thereof, which is sold, assigned or transferred, but not more in the aggregate than 700,000 and (ii) the denominator of which shall be 700,000.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

     The following exhibits are filed herewith or incorporated by reference:

     1. Agreement and Plan of Reorganization, dated as of December 5, 1994 and amended as of May 4, 1995, among OHM Corporation ("OHM"), Rust Remedial Services Inc., EnClean Environmental Services Group, Inc., Rust Environmental Inc. and Rust International Inc. ("Rust") (incorporated by reference to Appendix B to OHM's proxy statement dated May 10, 1995, Commission file no. 1-9654).

     2. OHM's proxy statement dated May 10, 1995 (incorporated by reference, Commission file no. 1-9654).

     3. Warrant Agreement by and between WMX Technologies, Inc. ("WMX") and OHM, dated as of May 30, 1995 (incorporated by reference to Exhibit A to Schedule 9.6 to Appendix B to OHM's proxy statement dated May 10, 1995, Commission file no. 1-9654).

     4. Guarantee Agreement by and between WMX and OHM, dated as of May 30, 1995 (incorporated by reference to Schedule 9.6 to Appendix B to OHM's proxy statement dated May 10, 1995, Commission file no. 1-9654).

     5. Standstill and Non-Competition Agreement by and among WMX, OHM and Rust, dated as of May 30, 1995 (incorporated by reference to Schedule 9.9 to Appendix B to OHM's proxy statement dated May 10, 1995, Commission file no. 1-9654).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, WMX Technologies, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                              WMX TECHNOLOGIES, INC.


                              By:    /s/ Herbert A. Getz
                                   -----------------------------------------
                                    Senior Vice President and Secretary



Dated:  June 8, 1995

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                              CHEMICAL WASTE MANAGEMENT, INC.


                              By:    /s/ Brian J. Clarke
                                   ----------------------------------------
                                    Vice President



Dated:  June 8, 1995

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Holding Company Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                              RUST HOLDING COMPANY INC.


                              By:    /s/ Stephen P. Stanczak
                                   -------------------------------------------
                                    Vice President



Dated:  June 8, 1995

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Holding Company Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                              RUST INTERNATIONAL INC.


                              By:    /s/ Stephen P. Stanczak
                                   -------------------------------------------
                                    Vice President



Dated:  June 8, 1995

                                   APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS OF WMX
- ---------------------------------------

     The name and principal occupation or employment of each executive officer and director of WMX are set forth below. Except as otherwise noted below, the business address of each such person is 3003 Butterfield Road, Oak Brook, Illinois 60521. Each such person is a citizen of the United States.

     DIRECTORS
     ---------

          H. Jesse Arnelle
          Arnelle & Hastie
          455 Market Street, 23rd Floor
          San Francisco, California 94105

          Howard H. Baker, Jr.
          Baker, Worthington, Crossley, Stansberry & Woolf
          Three Courthouse Square
          P.O. Box 8
          Huntsville, Tennessee 37756

          Dr. Pastora San Juan Cafferty
          The University of Chicago
          The School of Social Service Administration
          969 East 60th Street
          Chicago, Illinois 60637

          Dean L. Buntrock
          Chairman of the Board and Chief Executive Officer

          Jerry E. Dempsey
          PPG Industries, Inc.
          One PPG Place
          Pittsburgh, Pennsylvania 15272

          James B. Edwards
          Medical University of South Carolina
          171 Ashley Avenue
          Charleston, South Carolina 29425

          Donald F. Flynn
          Flynn Enterprises, Inc.
          676 North Michigan Avenue
          Suite 4000
          Chicago, Illinois 60611

          Peter H. Huizenga
          Huizenga Capital Management
          2215 York Road, Suite 500
          Oak Brook, Illinois 60521

          Peer Pedersen
          Pedersen & Houpt, P.C.
          Suite 3400
          180 North LaSalle Street
          Chicago, Illinois 60601

          James R. Peterson
          7762 Lochmere Terrace
          Edina, Minnesota 55439

          Phillip B. Rooney
          President and Chief Operating Officer

          Alexander B. Trowbridge
          Trowbridge Partners, Inc.
          1155 Connecticut Avenue, N.W.
          Suite 800
          Washington, D.C. 20036

EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)
- ------------------------------------------

          Herbert A. Getz
          Senior Vice President, Secretary and General Counsel

          Thomas C. Hau
          Vice President and Controller

          James E. Koenig
          Senior Vice President and Chief Financial Officer

          D. P. Payne
          Senior Vice President - Corporate and Public Affairs

          Donald A. Wallgren
          Vice President - Chief Environmental Officer

                                   APPENDIX B


EXECUTIVE OFFICERS AND DIRECTORS OF CWM
- ---------------------------------------

     The name and principal occupation or employment of each executive officer and director of CWM are set forth below. Except as otherwise noted below, the business address of each such person is 3003 Butterfield Road, Oak Brook, Illinois 60521. Each such person is a citizen of the United States.


     DIRECTORS
     ---------

          Brian J. Clarke
          Vice President and General Counsel

          Michael J. Cole
          President

          Jerome D. Girsch
          Executive Vice President and Controller

          D.P. Payne
          Chairman of the Board

     EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)
     ------------------------------------------

          Raul A. Deju
          Vice President
          Chemical Waste Management, Inc.
          4227 Technology Drive
          Fremont, California 94538-6337

                                   APPENDIX C


EXECUTIVE OFFICERS AND DIRECTORS OF RUST HOLDING
- ------------------------------------------------

     The name of each executive officer and director of Rust Holding is set forth below. Except as otherwise noted below, the principal occupation or employment of each such person is set forth in Appendix C hereto. Except as otherwise noted below, the business address of each such person is 3003 Butterfield Road, Oak Brook, Illinois 60521. Each such person is a citizen of the United States.

     DIRECTORS
     ---------

          Dean L. Buntrock

          Rodney C. Gilbert
          President and Chief Executive Officer

          James E. Koenig

          Phillip B. Rooney

     EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)
     ------------------------------------------

          Victor J. Barnhart
          Vice President

          Michael T. Brown
          Vice President
          Rust International Inc.
          100 Corporate Parkway
          Birmingham, AL 35242

          Walter G. Browning
          Vice President and General Counsel
          Rust International Inc.
          100 Corporate Parkway
          Birmingham, AL 35242

          Aubrey A. Free
          Vice President
          Rust International Inc.
          100 Corporate Parkway
          Birmingham, AL 35242

          John J. Goody
          Vice President
          Rust International Inc.
          100 Corporate Parkway
          Birmingham, AL 35242

          Thomas C. Leonhardt
          Vice President
          Rust Environment & Infrastructure
          15 Brendan Way
          Greenville, South Carolina 29615

          Mark T. Spears
          Controller
          Rust International Inc.
          100 Corporate Parkway
          Birmingham, Alabama 35242

                                   APPENDIX D

EXECUTIVE OFFICERS AND DIRECTORS OF RUST
- ----------------------------------------

     The name of each executive officer and director of Rust is set forth below. Except as otherwise noted below, the principal occupation or employment of each such person is set forth in Appendices A or C hereto. Except as otherwise noted below, the business address of each such person is 100 Corporate Parkway Birmingham, Alabama 35242. Each such person is a citizen of the United States.

     DIRECTORS
     ---------

          Dean L. Buntrock
          WMX Technologies, Inc.
          3003 Butterfield Road
          Oak Brook, Illinois 60521

          J. Mason Davis, Jr.
          Sirote & Permutt, P.C.
          2222 Arlington Avenue South
          Birmingham, Alabama 35205

          Rodney C. Gilbert

          James E. Koenig
          WMX Technologies, Inc.
          3003 Butterfield Road
          Oak Brook, Illinois 60521

          D.P. Payne
          WMX Technologies, Inc.
          3003 Butterfield Road
          Oak Brook, Illinois 60521

          Phillip B. Rooney
          WMX Technologies, Inc.
          3003 Butterfield Road
          Oak Brook, Illinois 60521

          Lawrason D. Thomas
          Amoco Corporation
          200 E. Randolph, Mail Code #3000
          Chicago, Illinois 60601

          Michael von Clemm
          Highmount Capital
          2 Drayson Mews
          London W8 4LY

     EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)
     ------------------------------------------

          Victor J. Barnhart
          3003 Butterfield Road
          Oak Brook, Illinois 60521

          Michael T. Brown

          Walter G. Browning

          Aubrey A. Free

          John J. Goody

          Thomas C. Leonhardt
          Rust Environment & Infrastructure
          15 Brendan Way
          Greenville, South Carolina 29615

          Mark T. Spears

                                   APPENDIX E

                    BENEFICIAL OWNERSHIP OF OHM CORPORATION
              COMMON STOCK BY WMX DIRECTORS AND EXECUTIVE OFFICERS
              ----------------------------------------------------

     The beneficial ownership of shares of OHM Corporation Common Stock as of May 30, 1995 of each director and executive officer of WMX is set forth below:

                                   OHM CORPORATION
         WMX DIRECTORS              COMMON STOCK            PERCENT OF CLASS
         -------------             ---------------          ----------------
H. Jesse Arnelle                         --                        --
Howard H. Baker, Jr.                     --                        --
Dean L. Buntrock                         --                        --
Pastora San Juan Cafferty                --                        --
Jerry E. Dempsey                       5,000                       *
James B. Edwards                         --                        --
Donald F. Flynn                          --                        --
Peter H. Huizenga                        --                        --
Peer Pedersen                            --                        --
James R. Peterson                        --                        --
Phillip B. Rooney                        --                        --
Alexander B. Trowbridge                  --                        --

     WMX EXECUTIVE OFFICERS
     (who are not Directors)
     -----------------------
Herbert A. Getz                          --                        --
Thomas C. Hau                            --                        --
James E. Koenig                          150/(1)/                  *
D.P. Payne                               --                        --
Donald A. Wallgren                       --                        --

DIRECTORS AND EXECUTIVE OFFICERS
 AS A GROUP                            5,150                       *

- ------------------------

/*/Less than one percent

/(1)/ The ownership of shares shown for Mr. Koenig are shares held by him as trustee of a family trust in which Mr. Koenig has no pecuniary interest.

                                   APPENDIX F

                    BENEFICIAL OWNERSHIP OF OHM CORPORATION
              COMMON STOCK BY CWM DIRECTORS AND EXECUTIVE OFFICERS
              ----------------------------------------------------

     The beneficial ownership of shares of OHM Corporation Common Stock as of May 30, 1995 of each director and executive officer of CWM is set forth below:

                                 OHM CORPORATION
      CWM DIRECTORS               COMMON STOCK                PERCENT OF CLASS
      -------------              ---------------              ----------------
Brian J. Clarke                        --                            --
Michael J. Cole                        --                            --
Jerome D. Girsch                       --                            --
D. P. Payne                            --                            --

 CWM EXECUTIVE OFFICERS
 (who are not Directors)
 -----------------------
Raul A. Deju                           --                            --

DIRECTORS AND EXECUTIVE
 OFFICERS AS A GROUP                   --                            --


                                   APPENDIX G

                    BENEFICIAL OWNERSHIP OF OHM CORPORATION
         COMMON STOCK BY RUST HOLDING DIRECTORS AND EXECUTIVE OFFICERS
         -------------------------------------------------------------

     The beneficial ownership of shares of OHM Corporation Common Stock as of May 30, 1995 of each director and executive officer of Rust Holding is set forth below:

                                       OHM CORPORATION
      RUST HOLDING DIRECTORS            COMMON STOCK            PERCENT OF CLASS
      ----------------------           ---------------          ----------------
Dean L. Buntrock                             --                        --
Rodney C. Gilbert                            --                        --
James E. Koenig                              150/(1)/                  *
Phillip B. Rooney                            --                        --

RUST HOLDING EXECUTIVE
Officers (who are not Directors)
- --------------------------------
Victor J. Barnhart                         5,000                       *
Michael T. Brown                             --                        --
Walter G. Browning                           --                        --
Aubrey A. Free                               --                        --
John J. Goody                                --                        --
Thomas C. Leonhardt                          --                        --
Mark T. Spears                               --                        --

DIRECTORS AND EXECUTIVE
OFFICERS AS A GROUP                        5,150                       *


- ------------------------

/*/  Less than one percent


/(1)/ The ownership of shares shown for Mr. Koenig are shares held by him as trustee of a family trust in which Mr. Koenig has no pecuniary interest.

                                   APPENDIX H

                    BENEFICIAL OWNERSHIP OF OHM CORPORATION
             COMMON STOCK BY RUST DIRECTORS AND EXECUTIVE OFFICERS
             -----------------------------------------------------

     The beneficial ownership of shares of OHM Corporation Common Stock as of May 30, 1995 of each director and executive officer of Rust is set forth below:

                              OHM CORPORATION
     RUST DIRECTORS            COMMON STOCK             PERCENT OF CLASS
     --------------           ---------------           ----------------
Dean L. Buntrock                    --                         --
Rodney C. Gilbert                   --                         --
James E. Koenig                     150/(1)/                   *
D.P. Payne                          --                         --
Phillip B. Rooney                   --                         --
J. Mason Davis, Jr.                 --                         --
Lawrason D. Thomas                  --                         --
Michael von Clemm                   --                         --

RUST EXECUTIVE OFFICERS
(who are not Directors)
- -----------------------
Victor J. Barnhart                5,000                        *
Michael T. Brown                    --                         --
Walter G. Browning                  --                         --
Aubrey A. Free                      --                         --
John J. Goody                       --                         --
Thomas C. Leonhardt                 --                         --
Mark T. Spears                      --                         --
DIRECTORS AND EXECUTIVE
 OFFICERS AS A GROUP              5,150                        *


- ------------------------

/*/  Less than one percent


/(1)/ The ownership of shares shown for Mr. Koenig are shares held by him as trustee of a family trust in which Mr. Koenig has no pecuniary interest.

                                 EXHIBIT INDEX



 NUMBER                    DESCRIPTION                         PAGE
- --------                   -----------                         ----
   1      Agreement and Plan of Reorganization, dated as
          of December 5, 1994 and amended as of May 4,
          1995, among OHM Corporation ("OHM"), Rust
          Remedial Services Inc., EnClean Environmental
          Services Group, Inc., Rust Environmental Inc.
          and Rust International Inc. ("Rust") (incorporated
          by reference to Appendix B to OHM's proxy
          statement dated May 10, 1995, Commission file
          no. 1-9654).

   2      OHM's proxy statement dated May 10, 1995
          (incorporated by reference, Commission file no.
          1-9654).

   3      Warrant Agreement by and between WMX
          Technologies, Inc. ("WMX") and OHM, dated as of May 30, 1995 (incorporated by reference to Exhibit A to Schedule 9.6 to Appendix B to
          OHM's proxy statement dated May 10, 1995,
          Commission file no. 1-9654).

   4 Guarantee Agreement by and between WMX and OHM, dated as of May 30, 1995 (incorporated by reference to Schedule 9.6 to Appendix B to OHM's proxy statement dated May 10, 1995,
          Commission file no. 1-9654).

   5 Standstill and Non-Competition Agreement by and among WMX, OHM and Rust, dated as of May 30, 1995
          (incorporated by reference to Schedule 9.9 to Appendix B to OHM's proxy statement dated May 10,
          1995, Commission file no. 1-9654).